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MAY 30 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-11 (MM/DD/YY) AND ENDING 03-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETS GO TRADE, INC DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 State Route 18 - Suite 3000
(No. and Street)

East Brunswick (City) New Jersey (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Buckner 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravi Venkataraman, CPA
(Name – *if individual, state last, first, middle name*)

14 Courtside Lane (Address) Princeton (City) New Jersey (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC DC

OATH OR AFFIRMATION

I, Ronald H. Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC DBA CHOICETRADE, as of May 24th, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HALA Y GOBRIAL
Notary Public
State of New Jersey
My Commission Expires Apr. 18, 2017
I.D.# 2419990

Hala Y. Gobrial
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2012	2011
ASSETS		
Current Assets:		
Cash	438,640	686,939
Clearing Firm Accounts	152,638	225,149
Other Receivables	19,071	29,089
Prepaid Expenses (Note 2)	19,804	16,714
Other Current Assets	181,448	219,443
Total Current Assets	811,601	1,177,334
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2012 and 2011 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	5,745	5,954
Software Development Costs net of Accumulated Amortization of $377,447 in 2012 and $271,677 in 2011 (Note 1,11)	151,400	257,170
Total Other Assets	157,145	263,124
TOTAL ASSETS	$968,746	$1,440,458
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	47,465	48,717
Accrued Expenses	30,536	52,866
Other Current Liabilities (Note 8)	0	35,000
Total Current Liabilities	78,001	136,583
Stockholders' Equity:		
Common Stock (Note 6,7,10)	263,443	263,443
Preferred Stock (Note 10)	40	20
Additional Paid - in Capital	3,602,864	3,600,884
Retained Earnings	(2,975,602)	(2,560,472)
Total Stockholders' Equity	890,745	1,303,875
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$968,746	$1,440,458

The Notes to Financial Statements are an integral part of these statements.

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2012	2011
ASSETS		
Current Assets:		
Cash	438,640	686,939
Clearing Firm Accounts	152,638	225,149
Other Receivables	19,071	29,089
Prepaid Expenses (Note 2)	19,804	16,714
Other Current Assets	181,448	219,443
Total Current Assets	811,601	1,177,334
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2012 and 2011 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	5,745	5,954
Software Development Costs net of Accumulated Amortization of $377,447 in 2012 and $271,677 in 2011 (Note 1,11)	151,400	257,170
Total Other Assets	157,145	263,124
TOTAL ASSETS	$968,746	$1,440,458
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	47,465	48,717
Accrued Expenses	30,536	52,866
Other Current Liabilities (Note 8)	0	35,000
Total Current Liabilities	78,001	136,583
Stockholders' Equity:		
Common Stock (Note 6,7,10)	263,443	263,443
Preferred Stock (Note 10)	40	20
Additional Paid - in Capital	3,602,864	3,600,884
Retained Earnings	(2,975,602)	(2,560,472)
Total Stockholders' Equity	890,745	1,303,875
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$968,746	$1,440,458

The Notes to Financial Statements are an integral part of these statements.